Exhibit 99.1

Schedule I

The following is a summary of the Group’s investment properties as of June 30, 2020 prepared in accordance with SEC Regulation S-X 12-28:

		Initial costs		Subsequent costs	Costs at end of the year
Name	Encumbrances	Plot of land	Buildings, facilities and improvements	Improvements / Additions / Disposals / Transfers	Plot of land	Buildings, facilities and improvements	Total	Capitalized costs, net	Fair value adjustments	Fair Value at the end of the year	Date of construction	Date of acquisition
Rental properties
Operations Center in Argentina
Abasto Shopping	-	191	4,958	242	191	5,200	5,391	3	1,416	6,810	Nov-98	Jul-94
Alto Palermo Shopping	-	170	7,992	512	170	8,504	8,674	5	-433	8,246	Oct-90	Nov-97
Alto Avellaneda	-	339	3,268	775	339	4,043	4,382	8	259	4,649	Oct-95	Dec-1997
Alcorta Shopping	-	204	2,295	669	204	2,964	3,168	1	1,698	4,867	Jun-92	Jun-97
Alto Noa	-	7	862	161	7	1,023	1,030	-	127	1,157	Sep-94	Mar-95
Patio Bullrich	-	164	3,019	315	164	3,334	3,498	1	-1,164	2,335	Sep-88	Oct-98
Alto Rosario	-	738	363	893	738	1,256	1,994	5	2,109	4,108	Nov-04	Nov-04
Mendoza Plaza	-	206	1,467	956	206	2,423	2,629	11	-703	1,937	Jun-94	Dec-1994
Dot Baires Shopping	-	629	458	4,388	629	4,846	5,475	6	-242	5,239	May-09	Nov-06
Córdoba Shopping	Antichresis	75	1,346	252	75	1,598	1,673	-	-407	1,266	Mar-90	Dec-2006
Distrito Arcos	-	-	-	2,109	-	2,109	2,109	-	-218	1,891	-	Nov-09
Alto Comahue	-	51	145	2,375	51	2,520	2,571	-	-1,308	1,263	-	May-06
Patio Olmos	-	155	289	1	155	290	445	1	453	899	May-95	Sep-07
Soleil Premium Outlet	-	166	558	450	166	1,008	1,174	1	680	1,855	-	Jul-10
Dot building	-	142	46	1,886	142	1,932	2,074	10	2,142	4,226	Sep-10	Nov-06
Bouchard 710	-	1,288	688	82	1,288	770	2,058	3	4,257	6,318	-	Jun-05
Bouchard 551	-	74	44	59	74	103	177	-	133	310	-	Mar-07
Intercontinental Plaza	-	39	547	3	39	550	589	1	403	993	Jun-96	Nov-97
BankBoston Tower	-	1,191	960	3	1,191	963	2,154	3	4,485	6,642	-	Aug-2007
República building	-	1,587	1,279	7	1,587	1,286	2,873	1	6,095	8,969	-	Apr-2008
La Adela	-	1,162	-	-	1,162	-	1,162	-	205	1,367	-	Jul-14
Philips Building	-	-	1,350	1	-	1,351	1,351	-	1,317	2,668	-	Jun-17
Zetta Building	-	429	-	3,325	429	3,325	3,754	119	8,461	12,334	-	Dec -14
Catalinas Building	-	1,350	-	3,848	1,350	3,848	5,198	237	8,109	13,544	-	May -10
Others	-	234	827	384	234	1,211	1,445	-	3,075	4,520	n/a	n/a

Schedule I (Continued)

		Initial costs		Subsequent costs	Costs at end of the year
Name	Encumbrances	Plot of land	Buildings, facilities and improvements	Improvements / Additions / Disposals / Transfers	Plot of land	Buildings, facilities and improvements	Total	Capitalized costs, net	Fair value adjustments	Fair Value at the end of the year	Date of construction	Date of acquisition
Operations Center in Israel
Tivoli	-	334	4,182	2,690	334	6,872	7,206	-	7,297	14,503	Apr-11	Oct-15
HSBC	Mortgage	12,792	4,749	609	12,792	5,358	18,150	-	45,679	63,829	1927-1984	Oct-15
Others		2,641	5,983	641	2,641	6,624	9,265	-	-3,326	5,939	N/A	N/A
Total Rental properties		26,358	47,675	27,636	26,358	75,311	101,669	416	90,599	192,684
Undeveloped parcels of land
Operations Center in Argentina
Building annexed to Dot	-	662	-	-	662	-	662	-	3,334	3,996	-	Nov-06
Luján plot of land	-	336	-	35	336	35	371	-	589	960	-	May-12
Caballito – Ferro	-	727	-	206	727	206	933	-	2,221	3,154	-	Nov-97
Santa María del Plata	-	3,107	-	-	3,107	-	3,107	-	16,870	19,977	-	Jul-97
La Plata plot of land	-	373	-	-	373	-	373	-	563	936		Mar-18
Intercontinental tower B	-	333	-	534	333	534	867	-	209	1,076	-	-
Others	-	117	-	67	117	67	184	-	393	577	-	-
Operations Center in Israel
Tivoli	-	747	-	9	747	9	756	-	119	875	Apr-11	Oct-15
Total undeveloped parcels of land		6,402	-	851	6,402	851	7,253	-	24,298	31,551

Schedule I (Continued)

		Initial costs		Subsequent costs	Costs at end of the year
Name	Encumbrances	Plot of land	Buildings, facilities and improvements	Improvements / Additions / Disposals / Transfers	Plot of land	Buildings, facilities and improvements	Total	Capitalized costs, net	Fair value adjustments	Fair Value at the end of the year	Date of construction	Date of acquisition
Properties under development
Operations Center in Argentina
PH Office Park	-	-	-	15	-	15	15	-	-	15	in progress	-
Building annexed to Alto Palermo Shopping	-	562	-	996	562	996	1,558	-	205	1,763	in progress	-
EH UT	-	-	-	106	-	106	106	-	-31	75	in progress	-
Others		-	-	148	-	148	148	-	-11	137
Operations Center in Israel
Tivoli	-	71	1,014	416	71	1,430	1,501	-	-179	1,322	in progress	Oct-15
Total properties under development		633	1,014	1,681	633	2,695	3,328	-	-16	3,312
Total		33,393	48,689	30,168	33,393	78,857	112,250	416	114,881	227,547

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